UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Subject Company)

OVERSEAS SHIPHOLDING GROUP, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

69036R863

(CUSIP Number of Class of Securities)

Samuel H. Norton

Chief Executive Officer

Overseas Shipholding Group, Inc.

Two Harbor Place

302 Knights Run Avenue, Suite 1200

Tampa, Florida 33602

(813) 209-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a Copy to:

Philip Richter

Ryan Messier

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Overseas Shipholding Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 10, 2024 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the cash tender offer made by Seahawk MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of May 19, 2024, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $8.50 per Share, without interest and subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Parent and Purchaser with the SEC on June 10, 2024. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(vi)	Joint Press Release issued by the Company and Parent on June 17, 2024, announcing the commencement of the Offer for all the issued and outstanding Shares of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2024
Overseas Shipholding Group, Inc.

	By:	/s/ Susan Allan
	Name:	Susan Allan
	Title:	Vice President, General Counsel and Corporate Secretary